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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.S. Financial Services, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Brickell Avenue, 4th Floor
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2 South Biscayne Blvd. Suite 2800, Miami, Florida 33131
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 8 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/18

E.S. FINANCIAL SERVICES, INC.

Table of Contents

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report

The Board of Directors
E.S. Financial Services, Inc.:

We have audited the accompanying statements of financial condition of E.S. Financial Services, Inc. (the Company), as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholders' equity, changes in subordinated debt, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.S. Financial Services, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2008
Certified Public Accountants

E.S. FINANCIAL SERVICES, INC.

Statements of Financial Condition

December 31, 2007 and 2006

Assets		**2007**	**2006**
Cash and cash equivalents	$	5,017,684	3,257,243
Cash with clearing broker		107,228	92,171
Due from broker—failed to deliver		—	76,675
Securities owned, at fair value		2,984,950	5,418,575
Deposit with clearing broker		25,000	25,000
Property and equipment, net		239,181	275,594
Other assets		322,222	355,339
Total assets	$	8,696,265	9,500,597
Liabilities and Stockholders' Equity			
Income tax payable to Espirito Santo Bank	$	534,503	621,904
Due to broker—failed to receive		102,688	1,697,404
Accrued expenses and other liabilities		339,152	316,931
Deferred tax liability		4,995	8,654
Subordinated debt		2,000,000	2,000,000
Total liabilities		2,981,338	4,644,893
Stockholders' equity:			
Common stock, $1.00 par value. Authorized 10,000 shares; issued and outstanding 10,000 shares		10,000	10,000
Additional paid-in capital		1,990,000	1,990,000
Retained earnings		3,714,927	2,855,704
Total stockholders' equity		5,714,927	4,855,704
Total liabilities and stockholders' equity	$	8,696,265	9,500,597

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Operations

Years ended December 31, 2007 and 2006

		2007	2006
Revenue:			
Principal transactions	$	1,140,810	750,115
Commissions		2,953,456	2,453,701
Interest income		279,388	248,138
Other income		97,159	17,501
Total revenue		4,470,813	3,469,455
Expenses:			
Employee compensation and benefits		1,020,962	929,830
Management fees		1,080,000	588,000
Occupancy and equipment		420,355	367,778
Communications		102,930	98,144
Interest		103,083	100,111
Commissions and clearing charges		106,450	97,581
Other		246,966	245,816
Total expenses		3,080,746	2,427,260
Income before income tax		1,390,067	1,042,195
Income tax expense		530,844	393,512
Net income	$	859,223	648,683

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2007 and 2006

	Common stock			Additional paid-in capital	Retained earnings	Total stockholders' equity
	Shares		Amount			
Balance, December 31, 2005	10,000	$	10,000	1,990,000	2,207,021	4,207,021
Net income	—		—	—	648,683	648,683
Balance, December 31, 2006	10,000		10,000	1,990,000	2,855,704	4,855,704
Net income	—		—	—	859,223	859,223
Balance, December 31, 2007	10,000	$	10,000	1,990,000	3,714,927	5,714,927

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Changes in Subordinated Debt

Years ended December 31, 2007 and 2006

	2007	2006
Subordinated debt, beginning of year	$ 2,000,000	2,000,000
Activity during the year	—	—
Subordinated debt, end of year	$ 2,000,000	2,000,000

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Cash Flows

Years ended December 31, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net income	$	859,223	648,683
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred tax provision		(3,659)	(23,688)
Depreciation and amortization		44,569	53,826
Change in operating assets and liabilities:			
Due from broker – failed to deliver		76,675	(76,675)
Securities owned, net		2,433,625	(1,474,745)
Other assets		33,117	(308,565)
Income tax payable to Espirito Santo Bank		(87,401)	417,200
Due to broker – failed to receive		(1,594,716)	1,697,404
Accrued expenses and other liabilities		22,221	47,429
Net cash provided by operating activities		1,783,654	980,869
Cash flows from investing activity:			
Purchases of property and equipment		(8,156)	(1,051)
Net cash used in investing activity:		(8,156)	(1,051)
Cash flows from financing activity:			
Overdraft balance		—	83,249
Net cash provided by financing activities		—	83,249
Net increase in cash and cash equivalents		1,775,498	1,063,067
Cash and cash equivalents, beginning of year		3,349,414	2,286,347
Cash and cash equivalents, end of year	$	5,124,912	3,349,414
Supplemental disclosures of cash flow information:			
Interest paid	$	103,083	100,111
Income taxes paid		621,904	—

See accompanying notes to financial statements.

(1) Organization

E.S. Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). On December 28, 2006, 19.5% of the Company was sold to Compagnie Bancaire Espirito Santo S.A. (CBESSA), currently Banque Privee Espirito Santo. Prior to this, the Company was 100.0% wholly owned by Espirito Santo Bank (the Bank).

The Company provides its customers with transaction services. Revenue derived from these services is recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

(2) Summary of Significant Accounting Policies

(a) Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as well as of revenue and expenses, at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash Equivalents

The Company considers cash with clearing broker and all highly liquid debt instruments with original maturities of 90 days or less from date of purchase as cash equivalents.

(c) Securities

Securities transactions in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable (fail to deliver) and payable (fail to receive) for securities transactions that have not reached their contractual settlement date are recorded on the statements of financial condition.

Securities owned are recorded at fair value with unrealized gains or losses recognized in earnings within principal transactions.

(d) Property and Equipment

Property and equipment includes furniture, computer software and equipment, and leasehold improvements, and is recorded at cost less accumulated depreciation and amortization. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the asset life or the term of the lease.

(e) ***Principal Transactions***

Principal transaction revenue is generated from the difference between the price paid to buy securities and the amount received from the sale of the securities. The Company typically acts as the principal in these transactions and does not receive a fee or commission for providing order execution services.

(f) ***Commissions***

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(g) ***Income Taxes***

The Company files consolidated federal and state income tax returns with the Bank. The Company calculates its income tax expense or benefit, and settles the current amount payable to or receivable from the Bank as if it files a separate tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations for the period that includes the enactment date.

(h) ***Reclassification***

Certain amounts in the 2006 consolidated financial statements have been reclassified to conform with the 2007 presentation.

(i) ***Recently Issued Accounting Pronouncements***

In July 2006, the Financial Accounting Standard Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure. On February 1, 2008 the FASB issued FASB Staff Position No. FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* (FSP FIN 48-2). FSP FIN 48-2 defers the effective date of FIN 48 for nonpublic enterprises within FSP FIN 48-2's scope to the annual financial statements for the fiscal years beginning after December 15, 2007. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial condition.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurement* (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or

permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157's fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115* (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company's 2008 fiscal year. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, result of operations and cash flows.

(3) Qualified Securities Segregated under Federal Regulations

Rule 15c3-3 under the Securities Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the rule. At December 31, 2007 and 2006, the Company had qualified securities (U.S. government agencies) with a fair value of approximately $1,496,000 and $299,000, respectively, in a special reserve account.

(4) Securities Owned

The Company's securities owned at December 31, 2007 and 2006 are as follows:

	2007	2006
U.S. Treasuries	$ 2,984,950	5,418,575

(Continued)

(5) Property and Equipment, Net

Property and equipment, net consists of the following at December 31, 2007 and 2006:

		2007	2006	Estimated useful lives (in years)
Equipment	$	182,884	180,690	3 – 8
Furniture		133,606	129,070	3 – 8
Leasehold improvements		219,895	219,895	20
		536,385	529,655	
Accumulated depreciation and amortization		(297,204)	(254,061)	
	$	239,181	275,594	

Depreciation expense for the years ended December 31, 2007 and 2006 was $44,569 and $53,826, respectively.

(6) Related-Party Transactions

Included in the statements of financial condition are amounts due from/to related parties as follows:

		2007	2006
Assets:			
Cash and cash equivalents	$	1,410,662	2,958,095
Liabilities and stockholder's equity:			
Income tax payable to Espirito Santo Bank		534,503	621,904
Subordinated borrowings		2,000,000	2,000,000

The Company maintains its cash with the Bank. At times, such amounts may be in excess of the insured limits of the Federal Deposit Insurance Corporation.

The Company's customers' securities activities are transacted on either a cash or margin basis. In margin transactions, the Bank extends credits to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. The Bank earns interest income and fees from these products. Total margin loans recorded by the Bank amount to approximately $10.5 million and $6.5 million as of December 31, 2007 and 2006, respectively.

(Continued)

Related-party transactions included in the Company's results of operations for the years ended December 31, 2007 and 2006 are summarized as follows:

		2007	2006
Expenses:			
Interest	$	103,083	100,111
Management fees		1,080,000	588,000
Rent (included in occupancy and equipment)		121,659	84,542

(7) Commitments

The Company leases office premises under a noncancelable operating lease agreement with a related party, which expires in 2014. The lease agreement contains two 5-year extensions, which management expects to utilize, but are not included in the minimum lease payment table. Future minimum lease payments under this lease as of December 31, 2007 adjusted for increases in the Consumer Price Index per the lease agreement are as follows:

Year ending December 31:		
2008	$	72,151
2009		72,151
2010		72,151
2011		72,151
2012		72,151
Thereafter		78,164
	$	438,919

Rental expense amounted to approximately $122,000 and $85,000 for the years ended December 31, 2007 and 2006, respectively.

(8) Subordinated Debt

The borrowings under subordination debt agreements at December 31, 2007 and 2006 represent notes with the Bank at the federal funds rate (4.25% at December 31, 2007 and 5.25% at December 31, 2006), maturing July 2, 2010.

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(9) Employee Benefit Plan

The Bank has a 401(k) benefit plan (the Plan) covering substantially all of the Company's employees. The Company matches 100% of each participant's contribution up to a maximum of 10% of annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second year through completion of the sixth year of employment.

(Continued)

The Company contributed approximately $33,000 and $29,000 to the Plan in 2007 and 2006, respectively.

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15.00 to 1.00. At December 31, 2007 and 2006, the Company had net capital of approximately $6,190,000 and $5,175,000, respectively, which is approximately $5,940,000 and $4,925,000, respectively, in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 and 2006 is 0.16 to 1.00 and 0.51 to 1, respectively.

(11) Financial Instruments with Credit Risk

In the normal course of its business, the Company enters into transactions involving financial instruments. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counterparties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk. To mitigate this credit risk, the Company has established credit review policies to monitor its transactions with, and balance due from, these brokers dealers and customers.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statements.

(12) Income Taxes

Income tax expense/benefit reflected in the statements of operations for the years ended December 31, 2007 and 2006 consists of:

		2007	2006
Current tax expense:			
U.S. federal	$	456,380	356,222
State and local		78,123	60,978
		534,503	417,200
Deferred tax benefit:			
U.S. federal		(3,124)	(20,226)
State and local		(535)	(3,462)
		(3,659)	(23,688)
Total income tax expense	$	530,844	393,512

(Continued)

The difference between total "expected" income tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes) for the years ended December 31, 2007 and 2006 and the reported income tax expense is as follows:

		2007	2006
Federal income taxes at statutory tax rates	$	472,623	354,346
State income taxes, net of related federal benefit		51,208	37,961
Nondeductible expenses		7,013	1,205
Total income tax expense	$	530,844	393,512

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are presented below:

		2007	2006
Deferred tax asset:			
Accrued expenses	$	25,965	27,094
Total gross deferred tax asset		25,965	27,094
Deferred tax liability:			
Property and equipment		30,960	35,748
Total gross deferred tax liabilities		30,960	35,748
Net deferred tax liability	$	(4,995)	(8,654)

There was no valuation allowance recorded for deferred tax assets as of December 31, 2007 and 2006. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Schedule I

E.S. FINANCIAL SERVICES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2007

Computation of Net Capital

Total stockholder's equity			$	5,714,927
Subordinated debt				2,000,000
Total capital and allowable subordinated debt				7,714,927
Deductions and/or charges:				
Nonallowable assets:				
Property and equipment	$	239,181		
Other assets		322,222		
Other deductions		958,588		
Total deductions				1,519,991
Net capital before haircuts on securities positions				6,194,936
Haircuts on securities				4,950
Net capital			$	6,189,986

Computation of Aggregate Indebtedness

Items included in statements of financial condition:		
Income tax payable to Espirito Santo Bank	$	534,503
Due to broker—failed to receive		102,688
Accrued expenses and other liabilities		339,152
Total aggregate indebtedness	$	976,343

Computation of Basic Net Capital Requirement

Minimum net capital required – 6 2/3% of total aggregate indebtedness	$	65,024
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of above)		250,000
Excess net capital		5,939,986
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		6,092,351
Ratio of aggregate indebtedness to net capital		0.16 to 1

Note – See schedule II for reconciliation of computation of net capital pursuant to uniform net capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

Schedule II

E.S. FINANCIAL SERVICES, INC.

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 to the Company's Corresponding Unaudited Form X-17A-5, Part IIA Filing

December 31, 2007

Net capital per computation in Company's corresponding unaudited Form X-17A-5, Part IIA filing	$	6,197,817
Adjustment related to income taxes		(7,831)
Net capital calculation pursuant to Rule 15c3-1	$	6,189,986

See accompanying independent auditors' report.

Schedule III

E.S. FINANCIAL SERVICES, INC.

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities Exchange Act of 1934

December 31, 2007

Credit Balances

Customers' securities failed to receive	$	102,688
Credit balances in firm accounts, which are attributable to principal sales to customers		—
Free credit balances and other credit balances in customers' security accounts		163,508
Total credit balances	$	266,196

Debit Balances

Customers' securities failed to deliver	$	—
Total debit items	$	—

Reserve Computation

Excess of total credits over total debits	$	266,196
Required deposit (105% of excess)	$	279,505
Amount held on deposit in "reserve bank account" as of December 31, 2007	$	1,495,725
Amount on deposit, including value of qualified securities		—
Amount on withdrawal		—
Net amount in reserve bank account after adding deposit and subtracting withdrawal	$	1,495,725

No significant differences exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

E.S. FINANCIAL SERVICES, INC.

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2007

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$	—
Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3.	$	—

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
E.S. Financial Services, Inc.:

In planning and performing our audit of the financial statements of E.S. Financial Services, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the Unites States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial date reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2008
Certified Public Accountants

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